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Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

January 8, 2024

Re:	Scage Future

Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, Scage Future, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a business combination transaction (the “Business Combination”) contemplated by the business combination agreement dated August 21, 2023, by and among the Company, Finnovate Acquisition Corp. (“Finnovate”), a blank check company organized under the laws of the Cayman Islands, Hero 1, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Company, Hero 2, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Company, and Scage International Limited, an exempted company incorporated with limited liability in the Cayman Islands. The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

This Draft Registration Statement also constitutes a draft notice of meeting and a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of the shareholders of Finnovate, at which the shareholders of Finnovate will be asked to consider and vote upon proposals to approve the Business Combination and other related matters.

The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Chao Gao, Chairman, Scage Future

Calvin Kung, Chief Executive Officer, Finnovate Acquisition Corp.

Jessica Yuan, Esq., Ellenoff Grossman & Schole LLP

Erin Liu, Engagement Partner, Marcum Asia CPAs LLP

Nico Thomas, Partner, Marcum LLP

Wilson Sonsini Goodrich & Rosati, Professional Corporation

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